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CIBT Expands Global Learning Centers with Major Universities in Vietnam

November 8, 2010 CNW Group: CIBT Education Group Inc. (NYSE AMEX and TSX symbol: MBA) (“CIBT” or the “Company”) is pleased to announce that its subsidiary, Sprott-Shaw Community College, has established co-operative joint program agreements with several state owned universities in Vietnam to expand the Company’s growing English language and medical English training, allied health and travel tourism management programs, and student recruitment initiatives for studying in Canada.

The new partners are five reputable universities and college with aggregated student bodies of over 150,000 and with substantial infrastructure.  The agreements include the development and implementation of English language related programs to better prepare the students for enrollment in CIBT’s career and degree granting programs to be deployed in stage 2 of the Company’s expansion plan.  The programs to be implemented, such as health care training, travel tourism management and TESOL (English teacher certification), will meet or exceed western standards. They are designed to ultimately place graduates in multinational companies and major hotel chains which are rapidly expanding into Vietnam.

As part of the long term strategy, the Company plans to integrate its English language curriculum into the compulsory programs offered at these universities and college.  CIBT’s Global Learning Centers will be installed at these institutions, which will allow live-interactive teaching by North American instructors through video conferencing technology and on-line support.

The agreement also includes an exclusive enrollment system, which will only accept the highest achievers from these institutions, for transfer into Sprott-Shaw’s program in Canada.  To fully capitalize on the growth in Asia, these agreements will ultimately lead to the development of full program offerings for other Sprott-Shaw and KGIC diploma and degree programs at these institutions.

The co-operative joint program agreements were signed by Sprott Shaw with the following institutions:

Institution	City
Hanoi Open University	Hanoi
Hanoi Tourism College	Hanoi
Hanoi Medical University	Hanoi
Ho Chi Minh City Open University	Ho Chi Minh City
Thang Long University	Hanoi

About CIBT Education Group:

CIBT Education Group is an education management company focused on the global education market. Listed on the Toronto Stock Exchange and the NYSE Amex, CIBT Group owns and operates a network of business, technical and language colleges as well as having cooperative joint programmes at over 70 locations in 18 countries. Its subsidiaries include Sprott-Shaw Community College (established in 1903), Sprott-Shaw Degree College, CIBT School of Business China, and King George International College. Through these subsidiaries, CIBT Group offers Western and Chinese accredited business and management degrees, and programmes in college preparation, automotive maintenance, information technology, hotel management and tourism, English language training, English teacher certification, and other career/vocational training.

In addition to its wholly-owned subsidiaries, CIBT Group is the exclusive licensee for the American Hotel & Lodging Association Educational Institute (ALHA-EI) in China and the Philippines, and the WyoTech Automotive Institute for China.  CIBT also owns Irix Design Group, a leading design and advertising company based in Vancouver, Canada. In 2008, the Irix Design Group was ranked 15th in the list of biggest ad agencies in Greater Vancouver by the “Business in Vancouver” newspaper.

ON BEHALF OF THE BOARD OF DIRECTORS

“Toby Chu”

Toby Chu
Vice-Chairman, President & CEO

Investor Relations Contact: N. America Toll Free: 1-800-574-0901* ext. 318 Email: info@cibt.net

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